Filed by Andrew Corporation

Pursuant to Rule 425 under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Act of 1934

Subject Company: Andrew Corporation

Commission File No. 001-14617
The slides contained in this filing were presented to employees of Andrew Corporation on May 31, 2006.

Creating a Global Leader in Network Connectivity May 31, 2006 We re better, Connected! PRIVATE AND CONFIDENTIAL ANDREW CORPORATION 3/06

A Compelling Merger Today Andrew and ADC announced that they have entered into a definitive merger agreement. ADC is a world leader in providing global wired network infrastructure products and services that enable the profitable delivery of high-speed Internet, data, video, and voice services to consumers and businesses worldwide. They are headquartered in Eden Prairie, Minnesota and have offices around the world. The proposed merger creates a $3.3 billion global sales leader in Wireline and Wireless network connectivity. The merger is expected to close within the next four to six months. The transaction remains subject to shareholder and regulatory approvals. PRIVATE AND CONFIDENTIAL ANDREW CORPORATION 3/06

Why is this Good? Together we become a world leader in Network Infrastructure through a significant increase in scale. Together we will be a better partner to our customers, which improves our opportunities to grow. Together we can create synergies and cost savings. Together when we join forces with ADC s talented work force, we will be better equipped to realize the growth goals for our company and deliver value to our customers, shareholders and employees. PRIVATE AND CONFIDENTIAL ANDREW CORPORATION 3/06

Expectations from the Merger Combines Andrew s leading wireless solutions and ADC s leading wireline connectivity solutions to create a clear global leader. We expect to create a company with much larger scale. Proper execution should increase our earnings. Significant growth opportunities through cross selling and enhanced geographic reach. Combines outstanding OEM and global channel partner relationships Customers will benefit from a broader suite of products and services. Synergies will enable us to operate more efficiently and cost effectively. Employees will benefit from new opportunities that arise from being a global leader. PRIVATE AND CONFIDENTIAL ANDREW CORPORATION 3/06

An Introduction Who is ADC? Who is Andrew? Headquarters: Eden Prairie, Minnesota, U.S. Headquarters: Westchester, Illinois, U.S. Employees: About 9,300 Employees: About 11,000 2005 Revenues: $1.2 Billion 2005 Revenues: $1.9 Billion 2005 Operating Income: $72.3 Million 2005 Operating Income: $77 Million Year Founded: 1935 Year Founded: 1937 Primary Locations: Minnesota, New Mexico, Primary Locations: Illinois, Virginia, Colorado, Nebraska, Vermont Germany, Massachusetts, North Carolina, Georgia, Czech Republic, Mexico, England, China, New Jersey, Connecticut, Texas, Canada, Singapore, Australia, Brazil, and India. Mexico, Brazil, China, India, Scotland, Czech Republic, Italy, Australia and Germany. PRIVATE AND CONFIDENTIAL ANDREW CORPORATION 3/06

Strong Leadership Governance Global headquarters in Minneapolis Business Groups to be headquartered in several locations Company Leadership - Non-Executive Chairman: John Blanchard - CEO: Bob Switz - Management leadership from both companies Board composition - 8 from ADC, including John Blanchard and Bob Switz - 4 from Andrew PRIVATE AND CONFIDENTIAL ANDREW CORPORATION 3/06

Creating a Global Leader in Wireline and Wireless Infrastructure Merging Extensive Complementary Product Lines Combined ADC Andrew Copper Connectivity Coax Connectivity Fiber Connectivity Products RF Connectivity Apparatus Cable and Connectivity Enterprise Connectivity Industrial Products Antennas Base Station Subsystems In-Building Products Distributed Coverage Wireless Subsystems Geolocation Systems Satellite PRIVATE AND CONFIDENTIAL ANDREW CORPORATION 3/06

Leading Customers in Diverse Segments in every part of the World

Combined Customer Sales

> 7,000 Customers Worldwide



Original Equipment Manufacturers 24%
Enterprise 6%
Telco (Wireline) 23%
Other 3%
Wireless 44%

Combined Geographic Sales

> 140 Countries



EMEA 29%
U.S./Canada 53%
AsiaPac 11%
Latin America 7%

Combined Representative Customers and Channels

• Alcatel	• ALLTEL	• Century	• Hutchinson	• Telecom Italia	• Bank of England	Mayo Clinic
• Cisco	• América Móvil	• China Telecom	• China Mobile	• Telecom New Zealand	• Bloomberg	Morgan Stanley
• Ericsson	• AT&T	• China Mobile	• Nextel	• Telefonica	• Chase	NBC
• Huawei	• Belgacom	• Cingular	• Sprint	• TELMEX	• Citibank	Ohio State University
• Lucent	• Bell Canada	• Citizens	• TIM	• Telstra	• Dell	Rolls Royce
• Motorola	• BellSouth	• Comcast	• US Cellular	• Time Warner	• ESPN	Seagrams
• NEC	• Bharti	• Cox	• Verizon Wireless	• T-Mobile	• Ford	Toll Collect
• Nokia	• Bouygues Telecom	• Deutsche Telekom	• Alliance	• Verizon	• FOX	University of So. California
• Nortel	• BT	• E-Plus	• General Dynamic	• Vodafone	• GlaxoSmithKline	
• Samsung	• Cegetel	• France Telecom	• Hutton		• Heathrow Airport	
• Siemens		• Hong Kong Telecom	• Talley

Creating Revenue Scale with Diversified Wireline and Wireless Portfolio ADC Revenue LTM $1,262M Fiber FTTX 9% Structured 13% Cable Combined Revenue LTM = $3,263M 7% Wireless Wireless Innovations 7% 5% Copper Wireline Fiber 18% 6% Network 5% Solutions / Sat Comm Copper 6% 39% 3% Services Structured Cable Services FTTX 21% 9% 4% Andrew Revenue LTM $2,001M Base Stations Base Stations 14% 24% Antenna Cable 33% Network Antenna Solutions Cable 5% 56% Satellite Comm 6% Wireless (Innovations)9% PRIVATE AND CONFIDENTIAL ANDREW CORPORATION 3/06

ADC: Global Leader in Wireline Network Connectivity Current State Copper Fiber Enterprise Active Professional FY 05 Connectivity Connectivity Connectivity Infrastructure Services Total Sales $406 mil $208 mil $190 mil $140 mil $229 mil $1.173 billion 80% of ADC sales are focused in wireline infrastructure Ranked 1 or 2 in each major product group Significant competitive advantages Improving operational and financial performance PRIVATE AND CONFIDENTIAL ANDREW CORPORATION 3/06

Potential Synergies Capitalizing on the convergence of wireline and wireless networks Leveraging on Andrew s long-standing presence and relationships in China and with Original Equipment Manufacturers (OEMs) Cross-selling ADC s connectivity solutions and professional services Combining ADC s wireless portfolio with Andrew s portfolio and global sales channels. Targeting worldwide market penetration opportunities with a broader portfolio of communications infrastructure solutions Consolidating redundant functions, activities and facilities for expense efficiencies Optimizing supply chain, sourcing and procurement opportunities for combined purchasing volumes Leveraging optimized research development expense and reduced general administration expense PRIVATE AND CONFIDENTIAL ANDREW CORPORATION 3/06

A Global Company Needs a Global Organizational Structure Bringing ADC and Andrew together requires we examine our organizational structure to realize synergies, optimize our businesses, and serve our customers effectively In order to accomplish this, we will structure around Global Business Groups, Global Go To Market, Global Strategic Supply Chain and Logistics and Corporate Centers Business Groups will have P L responsibilities and will manage relevant manufacturing sites and partners Go To Market will be Regionally organized in order to best serve our customers Both Andrew and ADC employees will be affected by the proposed organizational changes. We need to embrace these changes to be successful PRIVATE AND CONFIDENTIAL ANDREW CORPORATION 3/06

Proposed Organizational Structure President CEO: Bob Switz ACS (Antenna, Cable Satellite): John DeSana Satellite (Jude Panetta) will report into DeSana NCS (Network Connectivity Solutions): GSS (Global Services Solutions): WTS (Wireless Technology Systems): Mickey Miller WIG (Bob Hudzik) and ANS (Terry Garner) will report into Miller Global Go To Market (Sales, Customer Svc. Marketing): Roger Manka Global Supply Chain and Logistics Corporate Centers PRIVATE AND CONFIDENTIAL ANDREW CORPORATION 3/06

Interacting with ADC The law requires that until the proposed transaction is CLOSED we continue to operate our business in the ordinary course. This means we must operate separate of ADC and remain a competitor of ADC until the transaction closes. Under NO circumstances should you contact ADC employees unless you are requested to engage in integration planning. If you are asked to engage in integration planning you should not have any contact with ADC employees until clarification on appropriate activities is provided by Andrew s legal department to you. In the case of mutual customers, you should continue to pursue your normal routine and course of discussions. Should the topic of the merger arise, you should only discuss information that is in the Merger Press Release or Merger Overview Presentation. You should not discuss any business dealings that this customer has with Andrew. All external and internal communications are to be coordinated with legal, marketing, and Investor Relations because of securities laws related to required PRIVATE AND CONFIDENTIAL ANDREW CORPORATION 3/06

Timeline May 31, 2006: Announce agreement to create a global leader in wireline and wireless network infrastructure solutions. June 1, 2006: Begin developing and defining Integration Teams June through post-close: Integration efforts focused on planning for post close actions Frequent employee communication June through day of close: Prepare for DAY ONE. Until then, we operate as separate companies in the ordinary course in a competitive marketplace June through day of close: Stay focused on vital 3Q and 4Q revenue, shipment and key programs. PRIVATE AND CONFIDENTIAL ANDREW CORPORATION 3/06

Information and Questions Where to look for answers and who to call with questions: 1. We will build an informational site on WEBCORE containing all the announcements, presentations, updates, etc. 2. We will send out periodic updates as we make progress on the proposed merger. 3. You may check out ADC s website at www.adc.com 4. You may email IntQuestions andrew.com with questions. 5. You may check with your manager. PRIVATE AND CONFIDENTIAL ANDREW CORPORATION 3/06

Summary Moving Forward Together Together, by joining forces with ADC, we become a global leader in Network Infrastructure Product and Services. To succeed, we must: Remain vigilant to support our customers Meet our commitments Don t get distracted Stay FOCUSED on the business PRIVATE AND CONFIDENTIAL ANDREW CORPORATION 3/06

Cautionary Statement under the Private Securities Litigation Reform Act of 1995 This presentation contains statements regarding the proposed transaction between ADC and Andrew, the expected timetable for completing the transaction, future financial and operating results, benefits and synergies of the proposed transaction and other statements about the future expectations, beliefs, goals, plans or prospects of the management of each of ADC and Andrew. These statements are based on current expectations, estimates, forecasts and projections and management assumptions about the future (per formance of each of ADC and Andrew and the combined company, as well as the businesses and)markets in which they do and are expected to operate. These statements constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Words such as expects, believes, estimates, anticipates, targets, goals, projects, intends, plans, seeks, and variations of such words and similar expressions are intended to identify such forward looking statements which are not statements of historical fact. These forward looking statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to assess. Actual outcomes and results may differ materially from what is expressed or forecasted in such forward looking statements. Factors that may cause actual outcomes to differ from what is expressed or forecasted in these forward-looking statements, include, among other things: the ability to consummate the proposed trans action difficulties and delays in obtaining regulatory approvals for the proposed transaction difficulties and delays in achieving synergies and cost savings potential difficulties in meeting conditions set forth in the definitive merger agreement fluctuations in the telecommunications market the pricing, cost and other risks inherent in long-term sales agreements exposure to the credit risk of customers reliance on contract manufacturers and other vendors to provide goods and services needed to operate the businesses of ADC and Andrew fluctuations in commodity prices the social, political and economic risks of the respective global operations of ADC and Andrew the costs and risks associated with pension and postretirement benefit obligations the complexity of products sold changes to existing regulations or technical standards existing and future litigation difficulties and costs in protecting intellectual property rights and exposure to infringement claims by others and compliance with environmental, hea lth and safety laws. For a more complete list and description of such risks and uncertainties, refer to ADC s Form 10 K for the year ended October 31, 2005 and Andrew s Form 10 K for the year ended September 30, 2005 as well as other filings made by ADC and Andrew with the United States Securities and Exchange Commission the SEC. Except as required under the US federal securities laws and the rules and regulations of the SEC, ADC and Andrew disclaim any intention or obligation to update any forward-looking statements after the distribution of this press release, whether as a result of new information, future events, developments, changes in assumptions or otherwise. PRIVATE AND CONFIDENTIAL ANDREW CORPORATION 3/06

Additional Information and Where to Find It and Participants in Solicitation Additional Information and Where to Find It In connection with the proposed transaction, a registration statement on Form S-4 will be filed)with the SEC. SHAREHOLDERS OF ADC AND STOCKHOLDERS OF ANDREW ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT)DOCUMENTS FILED WITH THE SEC, INCLUDING THE JOINT PROXY STATEMENT/ PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER. The final joint proxy statement/prospectus will be mailed to shareholders of ADC and st ockholders of Andrew. Investors and security holders will be able to obtain the documents free of charge at the SEC s web site, www.sec.gov. Investors and security holders may also obtain the documents free of charge from Investor Relations at ADC by writing Investor Relations, ADC Telecommunications, Inc., P.O. Box 1101, Minneapolis, Minnesota 55440-1101; or calling 952-917-0991; or at www.adc.com/investorrelations/financialinformation/secfilings/. Investors and security holders may also obtain the docu ments free of charge from Investor Relations at Andrew by writing Investor Relations, Andrew Corporation, 3 Westbrook Corporate Center, Suite 900 Westchester, Illinois 60154; or calling 800-232-6767; or at www.andrew.com/investors/sec Participants In Solicitation ADC, Andrew and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the merger. Information concerning ADC s participants is set forth in the proxy statement dated, January 24, 2006, for ADC s 2006 annual meeting of shareholders as filed with the SEC on Schedule 14A. Information concerning Andrew s participants is set forth in the proxy statement, dated December 30, 2005, for Andrew s 2 006 annual meeting of stockholders as filed with the SEC on Schedule 14A. Additional information regarding the interests of participants of ADC and Andrew in the solicitation of proxies in respect of the merger will be included in the registration statement and joint proxy statement prospectus to be filed with the SEC. PRIVATE AND CONFIDENTIAL ANDREW CORPORATION 3/06

Creating a Global Leader in Network Connectivity We re better, Connected